UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE SALE OF INVESTMENT

Medellin, Colombia, November 30, 2015

Bancolombia announces that, in accordance with the evolution of its mobility strategy, which consolidated innovative projects such as APP Bancolombia, Ahorro a la Mano and Billetera Movil, it has entered into an agreement for the sale of its equity participation in UFF Movil SAS, a virtual mobile operating company which in the last few years has contributed to the connectivity and digital portability plans of Bancolombia.

The sale of Bancolombia’s 80.59% stake, which was held through Inversiones CFNS S.A.S. and BIBA Inmobiliaria S.A.S., was carried out by means of the sale of all shares of the company to MVNO Holdings LLC, a company established under the laws of the State of Florida in the United States.

This transaction is not material to the financial statements of Bancolombia. It is being disclosed to the market as a relevant event pursuant to a Colombian law requirement on disclosure of sale of a subsidiary (Art. 5.2.4.1.2 Decreto 2555 de 2010).

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 30, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance